# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Getaround, Inc, CIK 0001839608
CUSIP: 37427G101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 55 Green Street, San Francisco, California (CA), 94111
Date of event which requires filing of this statement: 06/16/2026
Filed by CIK 0001655183
Persons authorized to receive notices and communications: Jason Mudrick, Mudrick Capital Management, L.P., 31 West 52nd Street, 16th Floor, New York, New York (NY), 10019, (646) 747-9500

## Reporting persons
- Mudrick Capital Management, L.P. (CIK 0001655183): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 977,645,148; sole dispositive power 0; shared dispositive power 977,645,148; aggregate amount beneficially owned 977,645,148 (90.9% of the class)
  Comment: Rows 8, 10 and 11 include (i) 100,266,156 shares of Common Stock, (ii) 870,378,992 shares of Common Stock issuable upon conversion of Convertible Notes, and (iii) 7,000,000 shares of Common Stock issuable upon the exercise of Warrants, in each case, directly held by Mudrick Distressed Opportunity Fund Global, L.P., Mudrick Distressed Opportunity Drawdown Fund II, L.P., Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., Mudrick Distressed Opportunity SIF Master Fund, L.P., Mudrick Stressed Credit Master Fund, L.P., Mudrick Opportunity Co-Investment Fund, L.P., and certain accounts managed by Mudrick Capital Management, L.P., in the aggregate.
  
  Row 13 is based on 1,074,959,854 shares of Common Stock outstanding, which includes (i) 197,580,862 shares of Common Stock outstanding as provided by the Issuer (the "Outstanding Shares"), (ii) 870,378,992 shares of Common Stock issuable upon the conversion of Convertible Notes in the aggregate beneficially owned by the Reporting Persons, and (iii) 7,000,000 shares of Common Stock issuable upon the exercise of Warrants beneficially owned by the Reporting Persons.
- Mudrick Capital Management, LLC (CIK 0001730922): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 977,645,148; sole dispositive power 0; shared dispositive power 977,645,148; aggregate amount beneficially owned 977,645,148 (90.9% of the class)
  Comment: Rows 8, 10 and 11 include (i) 100,266,156 shares of common stock ("Common Stock") of Getaround, Inc. (the "Issuer"), (ii) 870,378,992 shares of Common Stock issuable upon conversion of Convertible Notes, and (iii) 7,000,000 shares of Common Stock issuable upon the exercise of Warrants, in each case, directly held by Mudrick Distressed Opportunity Fund Global, L.P., Mudrick Distressed Opportunity Drawdown Fund II, L.P., Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., Mudrick Distressed Opportunity SIF Master Fund, L.P., Mudrick Stressed Credit Master Fund, L.P., Mudrick Opportunity Co-Investment Fund, L.P., and certain accounts managed by Mudrick Capital Management, L.P., in the aggregate.
  
  Row 13 is based on 1,074,959,854 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 870,378,992 shares of Common Stock issuable upon the conversion of Convertible Notes in the aggregate beneficially owned by the Reporting Persons, and (iii) 7,000,000 shares of Common Stock issuable upon the exercise of Warrants beneficially owned by the Reporting Persons.
- Jason Mudrick (CIK 0001367262): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 977,645,148; sole dispositive power 0; shared dispositive power 977,645,148; aggregate amount beneficially owned 977,645,148 (90.9% of the class)
  Comment: Rows 8, 10 and 11 include (i) 100,266,156 shares of common stock ("Common Stock") of Getaround, Inc. (the "Issuer"), (ii) 870,378,992 shares of Common Stock issuable upon conversion of Convertible Notes, and (iii) 7,000,000 shares of Common Stock issuable upon the exercise of Warrants, in each case, directly held by Mudrick Distressed Opportunity Fund Global, L.P., Mudrick Distressed Opportunity Drawdown Fund II, L.P., Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., Mudrick Distressed Opportunity SIF Master Fund, L.P., Mudrick Stressed Credit Master Fund, L.P., Mudrick Opportunity Co-Investment Fund, L.P., and certain accounts managed by Mudrick Capital Management, L.P., in the aggregate.
  
  Row 13 is based on 1,074,959,854 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 870,378,992 shares of Common Stock issuable upon the conversion of Convertible Notes in the aggregate beneficially owned by the Reporting Persons, and (iii) 7,000,000 shares of Common Stock issuable upon the exercise of Warrants beneficially owned by the Reporting Persons.
- Mudrick Distressed Opportunity Fund Global, L.P. (CIK 0001813628): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 243,752,101; sole dispositive power 0; shared dispositive power 243,752,101; aggregate amount beneficially owned 243,752,101 (71.4% of the class)
  Comment: Rows 8, 10 and 11 include (i) 100,066,362 shares of Common Stock, (ii) 141,940,459 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 1,745,280 shares of Common Stock issuable upon the exercise of Warrants.
  
  Row 13 is based on 341,266,601 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 141,940,459 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 1,745,280 shares of Common Stock issuable upon the exercise of Warrants.
- Mudrick GP, LLC (CIK 0001656059): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 243,752,101; sole dispositive power 0; shared dispositive power 243,752,101; aggregate amount beneficially owned 243,752,101 (71.4% of the class)
  Comment: Rows 8, 10 and 11 reflects beneficial ownership as the general partner of Mudrick Distressed Opportunity Fund Global, L.P.
  
  Row 13 is based on 341,266,601 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 141,940,459 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 1,745,280 shares of Common Stock issuable upon the exercise of Warrants.
- Mudrick Distressed Opportunity Drawdown Fund II, L.P. (CIK 0001763080): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 164,713,669; sole dispositive power 0; shared dispositive power 164,713,669; aggregate amount beneficially owned 164,713,669 (45.5% of the class)
  Comment: Rows 8, 10 and 11 include (i) 44,842 shares of Common Stock, (ii) 163,489,467 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 1,179,360 shares of Common Stock issuable upon the exercise of Warrants.
  
  Row 13 is based on 362,249,689 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 163,489,467 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 1,179,360 shares of Common Stock issuable upon the exercise of Warrants.
- Mudrick Distressed Opportunity Drawdown Fund II SC, L.P. (CIK 0001813394): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 16,111,580; sole dispositive power 0; shared dispositive power 16,111,580; aggregate amount beneficially owned 16,111,580 (7.5% of the class)
  Comment: Rows 8, 10 and 11 include (i) 4,386 shares of Common Stock, (ii) 15,991,834 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 115,360 shares of Common Stock issuable upon the exercise of Warrants.
  
  Row 13 is based on 213,688,056 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 15,991,834 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 115,360 shares of Common Stock issuable upon the exercise of Warrants.
- Mudrick Distressed Opportunity Drawdown Fund II GP, LLC (CIK 0001813765): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 180,825,249; sole dispositive power 0; shared dispositive power 180,825,249; aggregate amount beneficially owned 180,825,249 (47.8% of the class)
  Comment: Rows 8, 10 and 11 reflects beneficial ownership as the general partner of Mudrick Distressed Opportunity Drawdown Fund II, L.P. and Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.
  
  Row 13 is based on 378,356,883 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 179,481,301 shares of Common Stock issuable upon the conversion of Convertible Notes directly held by Mudrick Distressed Opportunity Drawdown Fund II, L.P. and Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., and (iii) 1,294,720 shares of Common Stock issuable upon the exercise of Warrants directly held by Mudrick Distressed Opportunity Drawdown Fund II, L.P. and Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.
- Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P. (CIK 0001860577): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 41,357,181; sole dispositive power 0; shared dispositive power 41,357,181; aggregate amount beneficially owned 41,357,181 (17.3% of the class)
  Comment: Rows 8, 10 and 11 include (i) 11,259 shares of Common Stock, (ii) 41,049,802 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 296,120 shares of Common Stock issuable upon the exercise of Warrants.
  
  Row 13 is based on 238,926,784 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 41,049,802 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 296,120 shares of Common Stock issuable upon the exercise of Warrants.
- Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC (CIK 0001959099): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 41,357,181; sole dispositive power 0; shared dispositive power 41,357,181; aggregate amount beneficially owned 41,357,181 (17.3% of the class)
  Comment: Rows 8, 10 and 11 reflect beneficial ownership as the general partner of Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.
  
  Row 13 is based on 238,926,784 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 41,049,802 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 296,120 shares of Common Stock issuable upon the exercise of Warrants.
- Mudrick Distressed Opportunity SIF Master Fund, L.P. (CIK 0001875540): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 34,089,084; sole dispositive power 0; shared dispositive power 34,089,084; aggregate amount beneficially owned 34,089,084 (14.7% of the class)
  Comment: Rows 8, 10 and 11 include (i) 9,280 shares of Common Stock, (ii) 33,835,724 shares of Common Stock issuable upon the conversion of Convertible Notes, and (ii) 244,080 shares of Common Stock issuable upon the exercise of Warrants.
  
  Row 13, is based on 231,660,666 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 33,835,724 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 244,080 shares of Common Stock issuable upon the exercise of Warrants.
- Mudrick Distressed Opportunity SIF GP, LLC (CIK 0001959041): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 34,089,084; sole dispositive power 0; shared dispositive power 34,089,084; aggregate amount beneficially owned 34,089,084 (14.7% of the class)
  Comment: Rows 8, 10 and 11 Reflects beneficial ownership as the general partner of Mudrick Distressed Opportunity SIF Master Fund, L.P.
  
  Row 13, is based on 231,660,666 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 33,835,724 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 244,080 shares of Common Stock issuable upon the exercise of Warrants.
- Mudrick Stressed Credit Master Fund, L.P. (CIK 0001958524): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 88,440,565; sole dispositive power 0; shared dispositive power 88,440,565; aggregate amount beneficially owned 88,440,565 (30.9% of the class)
  Comment: Rows 8, 10 and 11 include (i) 24,077 shares of Common Stock, (ii) 87,783,248 shares of Common Stock issuable upon the conversion of Convertible Notes, and (ii) 633,240 shares of Common Stock issuable upon the exercise of Warrants.
  
  Row 13 is based on 285,997,350 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 87,783,248 shares of Common Stock issuable upon the conversion of Convertible Notes, and (ii) 633,240 shares of Common Stock issuable upon the exercise of Warrants.
- Mudrick Stressed Credit Fund GP, LLC (CIK 0001958558): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 88,440,565; sole dispositive power 0; shared dispositive power 88,440,565; aggregate amount beneficially owned 88,440,565 (30.9% of the class)
  Comment: Rows 8, 10 and 11 Reflects beneficial ownership as the general partner of Mudrick Stressed Credit Master Fund, L.P.
  
  Row 13 is based on 285,997,350 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 87,783,248 shares of Common Stock issuable upon the conversion of Convertible Notes, and (ii) 633,240 shares of Common Stock issuable upon the exercise of Warrants.
- Mudrick Opportunity Co-Investment Fund, L.P. (CIK 0001899917): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 27,932,708; sole dispositive power 0; shared dispositive power 27,932,708; aggregate amount beneficially owned 27,932,708 (12.4% of the class)
  Comment: Rows 8, 10 and 11 include (i) 7,604 shares of Common Stock, (ii) 27,725,104 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 200,000 shares of Common Stock issuable upon the exercise of Warrants.
  
  Row 13 is based on 225,505,966 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 27,725,104 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 200,000 shares of Common Stock issuable upon the exercise of Warrants.
- Mudrick Opportunity Co-Investment Fund GP, LLC (CIK 0001959101): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 27,932,708; sole dispositive power 0; shared dispositive power 27,932,708; aggregate amount beneficially owned 27,932,708 (12.4% of the class)
  Comment: Rows 8, 10 and 11 reflects beneficial ownership as the general partner of Mudrick Opportunity Co-Investment Fund, L.P.
  
  Row 13 is based on 225,505,966 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 27,725,104 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 200,000 shares of Common Stock issuable upon the exercise of Warrants.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Getaround, Inc
Address of issuer's principal executive offices: 55 Green Street, San Francisco, California (CA), 94111
Comment: This Amendment No. 12 ("Amendment No. 12") amends the statement on Schedule 13D (as amended from time to time, the "Schedule 13D") originally filed by the Reporting Persons on May 15, 2023, as amended by amendment No. 1 to Schedule 13D filed by the Reporting Persons on August 9, 2023, as amended by amendment No. 2 to Schedule 13D filed by the Reporting Persons on September 12, 2023, as amended by amendment No. 3 to Schedule 13D filed by the Reporting Persons on December 19, 2023, as amended by amendment No. 4 to Schedule 13D filed by the Reporting Persons on January 23, 2024, as amended by amendment No. 5 to Schedule 13D filed by the Reporting Persons on May 1, 2024, as amended by amendment No. 6 to Schedule 13D filed by the Reporting Persons on July 10, 2024, as amended by amendment No. 7 to Schedule 13D filed by the Reporting Persons on July 18, 2024, as amended by amendment No. 8 to Schedule 13D filed by the Reporting Persons on August 21, 2024, as amended by amendment No. 9 to Schedule 13D filed by the Reporting Persons on September 9, 2024, as amended by amendment No. 10 to Schedule 13D filed by the Reporting Persons on November 12, 2024, as amended by amendment No. 11 to Schedule 13D filed by the Reporting Persons on April 14, 2026, and relates to the common stock, par value $0.0001 per share ("Common Stock"), of Getaround, Inc. (the "Issuer" or the "Company"). Except as specifically provided herein, this Amendment No. 12 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 12 shall have the meaning assigned to such term in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed by Mudrick Capital Management, L.P. ("MCM"), Mudrick Capital Management, LLC ("MCM GP"), Jason Mudrick, Mudrick Distressed Opportunity Fund Global, L.P. ("Global LP"), Mudrick Distressed Opportunity Drawdown Fund II, L.P. ("Drawdown II"), Mudrick Distressed Opportunity Drawdown Fund II SC, L.P. ("Drawdown II SC"), Mudrick GP, LLC ("Mudrick GP"), Mudrick Distressed Opportunity Drawdown Fund II GP, LLC ("Drawdown II GP"), Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P. ("DISL"), Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC ("DISL GP"), Mudrick Distressed Opportunity SIF Master Fund, L.P. ("SIF"), Mudrick Distressed Opportunity SIF GP, LLC ("SIF GP"), Mudrick Stressed Credit Master Fund, L.P. ("MSC"), Mudrick Stressed Credit Fund GP, LLC ("MSC GP"), Mudrick Opportunity Co-Investment Fund, LP ("Co-Invest"), Mudrick Opportunity Co-Investment Fund GP, LLC ("Co-Invest GP"). Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

Mudrick GP is the general partner of Global LP and may be deemed to beneficially own the number of securities of the Issuer directly held by Global LP. Drawdown II GP is the general partner of Drawdown II and Drawdown II SC and may be deemed to beneficially own the securities of the Issuer directly held by Drawdown II and Drawdown II SC. DISL GP is the general partner of DISL and may be deemed to beneficially own the number of securities of the Issuer held by DISL. SIF GP is the general partner of SIF and may be deemed to beneficially own the securities of the Issuer directly held by SIF. MSC GP is the general partner of MSC and may be deemed to beneficially own the securities of the Issuer directly held by MSC. Co-Invest GP is the general partner of Co-Invest and may be deemed to beneficially own the securities of the Issuer directly held by Co-Invest. MCM is the investment manager to Drawdown II, Global LP, Drawdown II SC, DISL, SIF, MSC, Co-Invest and certain accounts managed by MCM. Mr. Mudrick is the sole member of Mudrick GP, Drawdown II GP, MCM GP, DISL GP, SIF GP, MSC GP and Co-Invest GP. By virtue of these relationships, each of MCM, MCM GP and Mr. Mudrick may be deemed to beneficially own the securities held directly by Global LP, Drawdown II, Drawdown II SC, DISL, SIF, MSC, Co-Invest and certain accounts managed by MCM.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons disclaims beneficial ownership of the securities directly held by any other Reporting Person except to the extent of such entity or individual's pecuniary interest therein, if any.
Residence or business address: The principal business office of the Reporting Persons is 31 West 52nd Street, 16th Floor, New York, NY 10019.
Present principal occupation or employment: The principal business of the Reporting Persons is investing in securities. The principal business of MCM is acting as the investment manager to the Reporting Persons. The principal business of MCM GP is acting as the general partner of MCM. The principal business of Mudrick GP is acting as the general partner of Global LP. The principal business of Drawdown II GP is acting as the general partner of Drawdown II and Drawdown II SC. The principal business of DISL GP is acting as the general partner of DISL. The principal business of SIF GP is acting as the general partner of SIF. The principal business of MSC GP is acting as the general partner of MSC. The principal business of Co-Invest GP is acting as the general partner of Co-Invest. The principal occupation of Mr. Mudrick is serving as the sole member of each of MCM GP, Mudrick GP, Drawdown II GP, DISL GP, SIF GP, MSC GP and Co-Invest GP.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The responses set forth in row 6 of the cover pages of this Schedule 13D are incorporated by reference in Item 2(f).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 4 of this Amendment No. 12 is incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction: Consistent with the Letter Agreement previously disclosed by the Reporting Persons in Item 6 of Amendment No. 11, and by the Issuer in its filings with the SEC, MCM converted Convertible Notes for 100,000,000 shares of Common Stock for $0.25 per share in accordance with the terms of the convertible note subscription agreement dated May 11, 2022, as amended, and the notes indenture. The Reporting Persons intend to support the Issuer's proposal to dissolve and wind down operations in accordance with the DGCL at the Issuer's upcoming Special Meeting of Stockholders as disclosed in the Issuer's filings with the SEC. It is expected that following such special meeting, the Issuer will dissolve, cease to conduct its business and wind down its affairs in accordance with the DGCL.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Item 5(a) of the Schedule 13D is amended and supplemented as follows:

The responses set forth in rows 7 through 13 and the related "Comments for Type of Reporting Person" on the cover pages to this Amendment No. 12 are incorporated by reference into this Item 5. Such responses are provided as of June 18, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
This Item 5(b) of the Schedule 13D is amended and supplemented as follows:

The responses set forth in rows 7 through 13 and the related "Comments for Type of Reporting Person" on the cover pages to this Amendment No. 12 are incorporated by reference into this Item 5. Such responses are provided as of June 18, 2026.

By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons beneficially own those securities held by another member of such group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.
Transactions in the class effected during the past sixty days:
This Item 5(c) of the Schedule 13D is amended and supplemented as follows:

Except as set forth herein, the Reporting Persons have not effected any transactions in securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds:
This Item 5(d) of the Schedule 13D is amended and supplemented as follows:

Under certain circumstances, partners, members or shareholders of the Reporting Persons, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities owned by such Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Signatures
- Mudrick Capital Management, L.P.: By: Mudrick Capital Management, LLC its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (06/18/2026)
- Mudrick Capital Management, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (06/18/2026)
- Jason Mudrick: /s/ Jason Mudrick, Jason Mudrick, Sole Member (06/18/2026)
- Mudrick Distressed Opportunity Fund Global, L.P.: By: Mudrick GP, LLC, /s/ Jason Mudrick, Jason Mudrick, Sole Member (06/18/2026)
- Mudrick GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (06/18/2026)
- Mudrick Distressed Opportunity Drawdown Fund II, L.P.: By: Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (06/18/2026)
- Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.: By: Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (06/18/2026)
- Mudrick Distressed Opportunity Drawdown Fund II GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (06/18/2026)
- Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.: By: Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC, its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (06/18/2026)
- Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (06/18/2026)
- Mudrick Distressed Opportunity SIF Master Fund, L.P.: By: Mudrick Distressed Opportunity SIF GP, LLC, its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (06/18/2026)
- Mudrick Distressed Opportunity SIF GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (06/18/2026)
- Mudrick Stressed Credit Master Fund, L.P.: By: Mudrick Stressed Credit Fund GP, LLC, its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (06/18/2026)
- Mudrick Stressed Credit Fund GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (06/18/2026)
- Mudrick Opportunity Co-Investment Fund, L.P.: By: Mudrick Opportunity Co-Investment Fund GP, LLC, its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (06/18/2026)
- Mudrick Opportunity Co-Investment Fund GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (06/18/2026)